September 12, 2008

H. Roger Schwall

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Foundation Coal Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed February 29, 2008

Form 10-Q for the quarter ended March 31, 2008

Filed May 9, 2008

Proxy Statement on Schedule 14A

Filed April 8, 2008

File No. 1-32331

Foundation Coal Corporation

Form 10-K for the fiscal year ended December 31, 2007

Filed March 19, 2008

Form 10-Q for the quarter ended March 31, 2008

Filed May 15, 2008

File No. 333-120979-49

Dear Mr. Schwall:

On behalf of Foundation Coal Holdings, Inc. (“Holdings”) and Foundation Coal Corporation (“FCC”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 31, 2008 (the “comment letter”) relating to the above-referenced filings with the Staff (the “Exchange Act Filings”).

We have reviewed the Staff’s comments with respect to Holdings’ and FCC’s Exchange Act Filings, have drafted responses which are included in draft amendments to the Form 10Ks for the fiscal year ended December 31, 2007 and the Form 10Qs for the quarter ended March 31, 2008 that are responsive to Staff’s comments. By courier, we have forwarded these draft amendments, marked for changes from the Form 10Ks and Form 10Qs originally filed, and ask that the Staff review the amendments.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Phone: 410.689.7500    Fax: 410.689.7511

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

General

1.	You will expedite the review process if you address every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendments we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout each document and among your documents, as applicable. For example, we might comment on one section or example in a document, but our silence on similar or related disclosure elsewhere in the same document, or in a different document, does not relieve you of the need to make similar revisions elsewhere as appropriate.

We note the Staff’s comment and are providing below and in the draft amendments an example of the disclosure that we intend to use in all future filings. We will endeavor to make corresponding changes where applicable throughout each document and among our documents, as applicable.

Foundation Coal Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Foundation Coal Corporation

Form 10-K for the fiscal year ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Analysis (page 72 for Holdings and page 59 for Foundation Coal)

General

2.	Add a brief discussion of the reasons for the price disparity between your Powder River Basin coal and Appalachian coal.

Response:

We note the Staff’s comment and have drafted expanded disclosure language. For your convenience, we have included the expanded disclosure below as well as in a draft amendment to the 2007 Form 10-K for both Foundation Coal Holdings, Inc. and Foundation Coal Corporation. We propose the expanded disclosure be included in future filings as appropriate. The market price of coal is influenced by many factors that vary by region. Such factors include, but are not limited to: (1) coal quality, which includes energy (heat content), sulfur, ash and moisture content; (2) transportation costs; (3) regional supply and demand; (4) available competitive fuel sources such as natural gas, nuclear or hydro; and (5) production costs, which vary by mine type, available technology and equipment utilization, productivity, geological conditions, and mine operating expenses.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

The energy content or heat value of coal is a significant factor influencing coal prices as higher energy coal is more desirable to consumers and typically commands a higher price in the market. The heat value of coal is commonly measured in British thermal units or the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit. Coal from the Eastern and Midwest regions of the United States tends to have a higher heat value than coal found in the Western United States.

Prices for our Powder River Basin coal, with its lower energy content, lower production cost and often greater distance to travel to the consumer, typically sells at a lower price than Northern and Central Appalachian coal that has a higher energy content and is often located closer to the end user. Illinois Basin coal generally has lower energy content and higher sulfur than Northern and Central Appalachian coal, but it has higher energy content than Powder River Basin coal.

Foundation Coal Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2007

Liquidity and Capital Resources

Liquidity and Long-Term Debt, page 78

3.	Please expand the discussion of your liquidity to address known trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity, including a description of your planned material capital expenditures and an estimate of the amount of such expenditures.

Response:

We note the Staff’s comment and have drafted expanded disclosure language. For your convenience, we have included the expanded disclosure below as well as in a draft amendment to the 2007 Form 10-K for both Foundation Coal Holdings, Inc. and Foundation Coal Corporation. We propose the expanded disclosure be included in future filings as appropriate.

Our ability to service our debt (interest and principal), acquire new productive assets or businesses, develop new mines and expand or enhance existing operations is dependent upon our ability to continue to generate cash in excess of our anticipated uses of cash. We expect to service our debt, pay dividends and fund most of our capital expenditure requirements with cash generated from operations.

Our liquidity has historically been impacted by events initiated by the Company and will be impacted by future planned and possible unplanned events. Examples of known trends, planned and completed events which required liquidity include, but are not limited to: (1) the voluntarily prepayment during 2006 and 2007 of $33.5 million of the Company’s outstanding principal balance on the term loan facility for which scheduled payments were due in periods from 2007 to 2009 and subsequent to which, the Company is not required to make a quarterly principal payment until September 2009; (2) paying quarterly dividends to stockholders and the expectation that our Board will to continue to declare quarterly dividends for the foreseeable future; (3) we

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

have historically increased our reserve position by obtaining mining rights to federal coal reserves adjoining our current operations in Wyoming through the Lease By Application (“LBA”) process and plan to continue to do so in the future; (4) the repurchase of common shares in accordance with our established program; and (5) capital expenditures made for the purpose of both sustaining and expanding operations.

Near-term, 2008 liquidity requirements will be impacted by planned capital expenditures which include: (1) the start-up of the second longwall at the Emerald mine and refurbishment of the original longwall during 2008 (estimated at $26 million); (2) the expectation that the Company will lease additional coal reserves at its Eagle Butte mine in the Powder River Basin through a LBA scheduled on February 20, 2008 which, if bid successfully, lease bonus on these reserves will be paid ratably over five years (estimated at $180 million); (3) compliance with safety and health standards for all aspects of our mining operations required by The Coal Mine Health and Safety Act of 1969 and the Federal Mine Safety and Health Act of 1977 (estimated at $10 million); (4) pre-development expenditures for the Foundation and Freeport mines in Northern Appalachia (estimated at $13 million); and general sustaining capital for all operations (estimated at $125 million). In the foreseeable future, we expect to require similar levels of liquidity to fund capital expenditures, other contractual commitments, operational and general working capital requirements.

Foundation Coal Holdings, Inc.

Form 10-Q for the quarter ended March 31, 2008

Foundation Coal Corporation

Form 10-Q for the quarter ended March 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

4.	Expand your discussion to include any known trends that are reasonably likely to impact your costs and expenses in the future.

Response:

We note the Staff’s comment and have drafted expanded disclosure language. For your convenience, we have included the expanded disclosure below as well as in a draft amendment to the 2008 Form 10-Q for both Foundation Coal Holdings, Inc. and Foundation Coal Corporation. We propose the expanded discussion be included in future filings as appropriate.

Our results of operations are dependent upon the prices we charge for our coal as well as our ability to improve productivity and control costs. We spend more than $500 million per year to procure goods and services in support of our business activities, excluding capital expenditures. Principal commodities include maintenance and repair parts and services, electricity, fuel, roof control and support items, explosives, tires, conveyance structure, ventilation supplies and lubricants. We use suppliers for a significant portion of our equipment rebuilds and repairs both on- and off-site, as well as construction and reclamation activities and to support computer systems.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

The Company’s management continues to aggressively control costs and strives to improve operating performance to mitigate external cost pressures. As with most of our competitors, we are experiencing increases in operating costs related to fuel, explosives, steel, tires, contract services and healthcare and have taken measures to mitigate the increases in these costs at all operations. Each of our regional mining operations has developed its own supplier base consistent with local needs. We have a centralized sourcing group for major supplier contract negotiation and administration, for the negotiation and purchase of major capital goods, and to support the business units. The supplier base has been relatively stable for many years, but there has been some consolidation. We are not dependent on any one supplier in any region. We promote competition between suppliers and seek to develop relationships with those suppliers whose focus is on lowering our costs. We seek suppliers who identify and concentrate on implementing continuous improvement opportunities within their area of expertise. To the extent upward pressure on costs exceeds our ability to realize sales increases, or if we experience unanticipated operating or transportation difficulties, our operating margins would be negatively impacted. In addition, historically low long-term interest rates have had a negative impact on expenses related to our actuarially determined, employee-related liabilities. Employee labor costs have increased primarily due to the demands associated with attracting and retaining a stable workforce.

Foundation Coal Holdings, Inc.

Proxy Statement on Schedule 14A

General

5.	Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.

We will comply with the following comments in all future filings and the following responses include examples of disclosures that we intend to use.

Executive Officers, page 25

6.	Revise the biographical sketch you provide for each individual to specify precisely when he began serving in his current position. Ensure that there are no gaps or ambiguities with regard to time during the required five-year period. This comment also applies to the disclosure that appears at page 6 under “Nominees for directors.”

Response:

Executive Officers

The following is a description of the background of the executive officers of Foundation who are not directors:

James J. Bryja (51) has been our Senior Vice President, Operations since June 2007. Prior to his current position, Mr. Bryja was Senior Vice President, Eastern Operations of Foundation from August 2004 to June 2007, and of RAG American Coal

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

Holding, Inc. from February 2003 to May 2005. From 1999 through 2001, Mr. Bryja was General Manager of Emerald Coal Resources, LP, one of our subsidiaries, and from September 2001 to March 2003, Mr. Bryja served as President of Pennsylvania Services Corporation, one of our subsidiaries. Mr. Bryja has 27 years of experience in the coal mining industry, with positions in management, engineering and production at Island Creek Corporation/Consolidation Coal Company and U.S. Steel Mining Co. Mr. Bryja earned his Bachelor of Science in Mining Engineering from Pennsylvania State University and his Masters Degree in Business Administration from West Virginia University. Mr. Bryja is a registered professional engineer. Mr. Bryja currently serves as a board member of the Pittsburgh Coal Mining Institute of America and is a member of the Society of Mining Engineers.

Kurt D. Kost (51) has been our President and Chief Operating Officer since January 2008. Prior to his current position, Mr. Kost was Executive Vice President from June 2007 to January 2008. He was Senior Vice President, Western Operations and Process Management of Foundation from December 2005 until June 2007. From 1980 through 2005, Mr. Kost held various positions in engineering and operations with Foundation Coal Corporation and its predecessor and affiliated companies. From April 2005 to December 2005, Mr. Kost was Vice President of Process Management for Foundation Coal Corporation. From 2001 to 2005 he was President, Foundation Coal West, Inc. He served as General Manager of RAG Coal West, Inc. from 2000 to 2001 and as its General Mine Manager from 1998 to 2000. Mr. Kost is past president of the Society of Mining Engineers, Powder River Basin chapter, was an executive board member of the Wyoming Mine Association, and is a current board member of the Habitat for Humanity, Chesapeake chapter. Mr. Kost earned his Bachelor of Science in Mining Engineering from South Dakota School of Mines and Technology and has completed Harvard Business School’s Advanced Management Program.

James A. Olsen (56) has been our Senior Vice President and Chief Information Officer since December 2007. Prior to his current position, Mr. Olsen was Senior Vice President of Development and Information Technology of Foundation from 2004 to December 2007 and of RAG American Coal Holding, Inc. from 1999 to 2004. From 1993 to 1999, he worked at Cyprus Amax Coal Company as Assistant Controller and later as Vice President of Business Development. From 1975 to 1981, and from 1988 to 1990, he was employed by AMAX Inc. in several positions, including Assistant Controller and Assistant to the Treasurer. Mr. Olsen earned his Bachelor of Arts in Economics from St. Anselm College and his Masters Degree in Business Administration from Boston University.

A. Scott Pack, Jr. (48) has been our Senior Vice President, Sales and Marketing since May2006. Prior to his current position, Mr. Pack was our Vice President of Sales and Marketing from 2001 to May 2006. Mr. Pack has 23 years of experience in the coal mining industry in which he has held various engineering, sales, transportation and management positions at Enron Global Markets, LLC, Consol Energy Inc., Cannelton Industries, Inc., Maple Meadow Mining Company and New River Co. Mr. Pack earned his Bachelor of Science in Mining Engineering from West Virginia University. Mr. Pack is a member and past president of the Coal Club of Philadelphia. He is also a board member of the New York Coal Trade Association and member of The Traffic Club of Pittsburgh and North Carolina Coal Institute. In addition, Mr. Pack serves on the College of Engineering and Mineral Resources Advisory Committee at West Virginia University.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

Michael R. Peelish (46) has been our Senior Vice President, Safety and Human Resources since August 2004. Prior to his current position, Mr. Peelish was Senior Vice President, Safety and Human Resources of RAG American Coal Holding, Inc. from 1999 to August 2004. From 1995 to 1999, Mr. Peelish was Director, Safety of Cyprus Amax Minerals Company and from 1994 to 1995, was Manager of Regulatory Affairs and Loss Control of Cyprus Amax Coal Company. From 1989 to 1994, Mr. Peelish was a senior attorney at Cyprus Minerals Company, and from 1986 to 1989, was an attorney at Consolidation Coal Company. Mr. Peelish received his law degree from West Virginia University College of Law and his Bachelor of Science in Engineering of Mines from West Virginia University, cum laude.

Greg A. Walker (52) has been our Senior Vice President, General Counsel and Secretary since August 2004. Prior to his current position, Mr. Walker was Senior Vice President, General Counsel and Secretary of RAG American Coal Holding, Inc. from 1999 to August 2004. He has over 24 years of experience with legal and regulatory issues in the mining industry. He was a senior attorney at Cyprus Amax Minerals Company from 1989 to 1999, affiliated with McGuire, Cornwell & Blakey from 1986 to 1989 and an associate counsel at Mobil Oil Corporation from 1981 to 1986. Mr. Walker received his law degree in 1981 from the University of Florida and his Bachelor of Arts with a major in geology from the University of Pennsylvania in 1978.

Frank J. Wood (55) has been our Senior Vice President and Chief Financial Officer since August 2004. Prior to his current position, Mr. Wood was Senior Vice President and Chief Financial Officer of RAG American Coal Holding, Inc. from 1999 to August 2004. From 1993 to 1999, he was Vice President and Controller at Cyprus Amax Coal Company and from 1991 to 1993, he was Vice President of Administration at Cannelton Inc. From 1979 to 1991, Mr. Wood held various accounting and financial management positions at AMAX Inc.’s coal and oil and gas subsidiaries. Mr. Wood earned a Bachelor of Business Administration from the College of William and Mary and a Masters Degree in Business Administration from Indiana University.

Nominees for Directors

James F. Roberts (58) is our chairman of the board of directors and chief executive officer. He was appointed to our board of directors and elected as our Chief Executive Officer in August 2004. Mr. Roberts also had been President August 2004 to January 2008. Prior to his current position, he was President and Chief Executive Officer of RAG American Coal Holding, Inc. from January 1999 to August 2004. Mr. Roberts was President of CoalARBED International Trading from 1981 to 1999, Chief Financial Officer of Leckie Smokeless Coal Company from 1977 to 1981 and Vice President of Finance at Solar Fuel Company from 1974 to 1977. Mr. Roberts is a director of the National Mining Association, where he is also the chairman. In addition, Mr. Roberts is a director of the Center for Energy and Economic Development and a member of the executive committee of the National Coal Council.

William J. Crowley Jr. (62) was appointed to our board of directors in December 2004. He has served as chairman of our audit committee since December 2004, and is our audit committee financial expert. Mr. Crowley has served as an independent business advisor to various companies since 2002. Prior to his retirement in 2002, Mr. Crowley had a 32 year career with Arthur Andersen LLP, of which 16 years were in Baltimore, Maryland, most recently serving for 7 years as Managing Partner of the

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

Baltimore office. Mr. Crowley currently serves as a director and member of the audit committee of Provident Bankshares Corporation and JNL Series Trust. He served as a director and chairman of the audit committee of BioVeris Corporation from May 2004 to June 2007 when the company was acquired.

David I. Foley (40) was appointed to our board of directors in August 2004. He has served as the chairman of the compensation committee since February2006. He is a Senior Managing Director in the Private Equity Group of The Blackstone Group L.P., an investment and advisory firm, which he joined in 1995. Mr. Foley has been involved in the execution of several of Blackstone’s investments and leads Blackstone’s investment activities in the energy and transportation industries. Prior to joining Blackstone, Mr. Foley was an employee of AEA Investors Inc. from 1991 to 1993 and a consultant with The Monitor Company from 1989 to 1991. Mr. Foley received a Bachelor and Master of Arts in Economics from Northwestern University and a Master’s Degree in Business Administration from the Harvard Business School. Mr. Foley currently serves as a director of Kosmos Energy Holdings, U. S. Product Investor L.L.C., Allied Waste, Inc. and World Power Holdings GP, Ltd.

P. Michael Giftos (61) was appointed to our board of directors in December 2005. Mr. Giftos has also served as a member of the board of directors of Pacer International, Inc. since April 2004.in which he is a member of its compensation committee and chairman of its governance committee. From 1985 to 2004, he served in many executive positions with CSX Corporation and its subsidiaries (“CSX”). From 2000 through 2004, Mr. Giftos served as CSX Transportation’s Executive Vice President and Chief Commercial Officer. He served as Senior Vice President and General Counsel at CSX from 1990 through 2000. From 1985 through 1989 he served as Vice President and General Counsel at CSX. Mr. Giftos received his law degree from the University of Maryland and a Bachelor of Arts in Political Science from George Washington University.

Alex T. Krueger (34) was appointed to our board of directors in August 2004. Mr. Krueger is a Managing Director of First Reserve Corporation, a private equity firm focusing on the energy industry, which he joined in 1999. Prior to joining First Reserve Corporation, Mr. Krueger worked in the Energy Group of Donaldson, Lufkin & Jenrette from 1997 until 1999. Mr. Krueger also serves as a director of Whitehaven Coal Limited (ASX:WHC), an Australian coal production company. Mr. Krueger earned two Bachelor of Science degrees from the University of Pennsylvania, one in Chemical Engineering and one in Finance and Statistics from the Wharton School.

Joel Richards, III (61) has been our lead independent director since April2006. He was appointed to our board of directors in March 2005. He has served as the chairman of the nominating and corporate governance committee. He served as a member of the board of directors of our predecessor, RAG American Coal Holdings, Inc., from 2000 to 2003. Since 2002, he has been a principal in a management consultant firm. Mr. Richards was Executive Vice President and Chief Administrative Officer with El Paso Energy Corp. from 1996 until his retirement in 2002. From 1990 through 1996 he served as Senior Vice President Human Resources and Administration at El Paso Natural Gas Company. He was Senior Vice President Finance and Administration at Meridian Minerals Company, where he worked from 1985 to 1990. Prior to that, he held various management and labor relations positions at Burlington Northern, Inc., Union Carbide Corporation and Boise Cascade Corporation. Mr. Richards earned his Bachelor of Science in Political Science and Masters in Administration from Brigham Young University.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

Robert C. Scharp (61) was appointed to our board of directors in December 2005. Since 2005, he has served as chairman of Shell Canada’s Mining Advisory Council. Since July 2005, he also has been a member of the board of directors of Bucyrus International, Inc and is a member of its compensation committee and nominating and corporate governance committee. He began his mining career in 1974 with Phelps Dodge Corporation where he served as a mining engineer. From 1975 to 1997, he held a variety of operational and management positions with the Kerr-McGee Corporation, including General Manager of the Jacobs Ranch Mine, General Manager of the Galatia Mine and Vice President Operations, Kerr-McGee Coal Corporation. Mr. Scharp served as President of Kerr-McGee Coal Corporation from 1991 until 1995 and Senior Vice President, Oil and Gas Production for Kerr-McGee Corporation from 1995 until 1997. From 1997 through 2000, Mr. Scharp served as Chief Executive Officer, Shell Coal Pty. Ltd in Brisbane, Australia and then served as Chief Executive Officer of Anglo Coal Australia Pty. Ltd. until 2001. He joined the board of directors of Horizon Natural Resources, Inc. in early 2002, and later that year became Chairman and Acting Chief Executive Officer until his departure in March 2003. That entity filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in November 2002. Mr. Scharp graduated from the Colorado School of Mines with an Engineer of Mines degree. He also attended Harvard Business School and completed the Advanced Management Program. Mr. Scharp served 4 years in the U.S. Army and then 19 years in the Army National Guard retiring as a Colonel in 1993.

Thomas V. Shockley, III (63) was appointed to our board of directors on April 1, 2006. He retired from American Electric Power Company (“AEP”) in 2004 where he had served as Vice Chairman and Chief Operating Officer. He served on the AEP board of directors from 2000 to 2004. From 1990 until 2000, he held various executive positions at Central and South West Corporation (“CSW”) including board membership beginning from 1991 until CSW was acquired by AEP in 2000. He was Chief Executive Officer of Central Power and Light Co. (“CPL” a CSW subsidiary) from 1987 to 1990. Prior to 1987, Mr. Shockley’s experiences included senior level responsibilities at CPL and with several energy companies engaged in the marketing and transporting of natural gas and the production and marketing of coal. Mr. Shockley earned a BSEE from Texas A&M University-Kingsville and a MSEE from The University of Texas-Austin. He completed the Harvard Advanced Management Program and The University of Michigan Utility Regulation Program. He serves on advisory councils at The University of Texas (Engineering and Natural Science) and the Board of Visitors at Southwestern University.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

Executive Compensation and Related Information

Compensation Discussion and Analysis

Elements of Compensation

Base Salary, page 31

7.	Disclose the actual percentiles that the compensation for each named executive officer represented in each case.

Response:

The following table reflects the actual percentiles represented by each named executive officer’s base salary and total cash compensation for the year ended December 31, 2007 as measured against the Peer Company Index utilizing this index’s median compensation values for the 50th percentile and the 75th percentile. See the discussion under the caption Compensation Philosophy:

NEO	Base Salary		Total Cash Compensation
	Peer Company Index*		Peer Company Index*
	50th Percentile	75th Percentile	50th Percentile	75th Percentile
James F. Roberts	81%	63%	70%	49%
Frank J. Wood	82%	64%	76%	59%
Kurt Kost	74%	64%	73%	58%
James J. Bryja	94%	73%	75%	60%
A. Scott Pack, Jr.	101%	78%	75%	60%

*	Peer Company Index includes: Alpha Natural Resources, Inc., Arch Coal Inc., Alliance Natural Resources, Consol Energy, Inc., Massey Energy Company, Nacco Industries, Peabody Energy Corporation, Teco Energy, Vectren Corp, Walter Industries, and Westmoreland Coal Company.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

Annual Incentive Plan

2007 Incentive Payments, page 32

8.	Specify the actual individual performance targets or goals for each named executive officer that you consider in determining incentive awards.

Response:

The individual performance targets address the key result areas of finance, internal process, customer quality and learning and development. The actual individual performance targets for the named executive officers are characterized under the key result areas and are defined as follows:

Financial

The financial target primarily includes providing operational and financial leadership to achieve the planned company operational and financial targets for 2007 including EBITDA, earnings per share, free cash flow, capital expenditures, production, controllable costs, shipments and revenues.

Internal Processes

The internal processes target primarily includes providing leadership efforts to ensure compliance with the Sarbanes Oxley Act; monitoring business process improvements impact on EBITDA; monitoring safety incidence rates; developing plans and initiatives regarding general equipment management, chain supply processes; developing plans to standardize engineering and operating reviews required for safe and efficient operations; and developing a market strategy plan .

Customer/Quality

The customer/quality target primarily includes transitioning of budgets and forecasts to the new SAP financial software; conducting an organizational assessment for Foundation’s process management and develop an action plan based on the assessment; conduct a customer survey; monitor site customer service improvement plans and develop an action plan.

Learning and Development

The learning and development target primarily includes participation and supporting the succession planning process; enrolling in educational seminars including Foundation sponsored corporate training initiatives.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

9.	State whether the committee has used it discretion in the past to increase payouts, or conversely, to decrease them.

Response:

In previous years, the compensation committee has not used its discretion relative to EBITDA in determining company performance as it relates to incentive payouts. The compensation committee has applied the mathematical calculation set forth in the named executive officers employment agreements to determine incentive payout in all prior years.

Compensation of the Chief Executive Officer, page 34

10.	Specify the actual individual performance targets or goals for Mr. Roberts that you considered in determining his incentive award.

Response:

The individual performance targets address the key result areas of finance, internal process, customer quality and learning and development. The actual individual performance targets for Mr. Roberts are characterized under the key result areas and are defined as follows:

Financial

The financial target primarily includes providing operational and financial leadership to achieve the planned company operational and financial targets for 2007 including EBITDA, earnings per share, free cash flow, capital expenditures, production, controllable costs, shipments and revenues.

Internal Processes

The internal processes target primarily includes providing leadership efforts to develop initiatives that identify opportunities to meet or exceed the financial budget; ensure completion of installation of major SAP modules in a timely manner; develop a plan that has the goal of reducing safety and health risks, improving productivity, and expanding the use of coal.

Customer/Quality

The customer/quality target primarily includes conducting a customer survey and conducting a shareholder perception study and developing related action plans.

Learning and Development

The learning and development target primarily includes participation and supporting the succession planning process, enrolling in educational seminars including Foundation sponsored corporate training initiatives.

U.S. Securities and Exchange Commission

Foundation Coal Holdings, Inc.

Foundation Coal Corporation

September 12, 2008

Potential Post Employment Payments, page 40

11.	Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the change in control agreements for each named executive officer. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K.

Response:

Prior to Foundation’s initial public offering in December 2004, a group of investors acquired the United States coal properties owned by RAG Coal International AG pursuant to a stock purchase agreement that was signed on May 24, 2004. Pursuant to the stock purchase agreement, the acquisition was completed on July 30, 2004. The initial employment and non-qualified stock option agreements were negotiated among the investors and senior management in July 2004. During these negotiations, senior management was represented by outside legal counsel and relied on the market experience and expertise of their legal counsel during the negotiations. The terms of the agreements, including with respect to potential post employment payments were intended by the investors and senior management to reflect market practices that were common at the time. The terms and conditions of the agreements are essentially the same for all senior managers maintaining the culture of fairness among the senior management team. When these agreements were due to expire, the board of directors approved new amended and restated agreements essentially carrying forward the same terms and conditions, except that a tax gross-up provision was added to the named executive officers’ amended and restated agreements based on independent assessment and recommendation by the compensation committee’s legal counsel and human resources consultant. While the basic structure of the agreements is the same for all senior managers, Mr. Roberts’ agreement has several items that differ in amount or quantity due to his increased duties and responsibilities and the difficulty in finding a comparable position.

Foundation Coal Holdings, Inc. and Foundation Coal Corporation acknowledge that:

•	The companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (410) 689-7512 if you wish to discuss our responses to this comment letter.

Very truly yours,

/s/ James F. Roberts
James F. Roberts
Chairman of the Board of Directors and Chief Executive Officer
Foundation Coal Holdings, Inc. and Foundation Coal Corporation